T +34 915 81 11 00 - F +34 915 81 11 34

RECEIVED

MAPFRE

Madrid, 6 March 2007

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

07021646

PROCESSED
MAR 1 3 2007
THOMSON
FINANCIAL

SUPPL

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

Reg. Merc. de Madrid, Tomo 337, Libro 0, Folio 94, Sección 8, Hoja M-6152 - CIF A-08/055741

José Manuel González Porro
SECRETARIO GENERAL

MAPFRE

Madrid, 23 de febrero de 2007

D. Amador G. Ayora
Director
EL ECONOMISTA
Condesa de Venadito, 1
28027 MADRID

Muy Sr. nuestro:

Al amparo de la Ley Orgánica 2/1984, de 26 de marzo, reguladora del derecho de rectificación, por medio de la presente le requerimos la publicación íntegra, dentro del plazo legalmente previsto, de la siguiente rectificación relativa a la información aparecida el día 22 de febrero de 2007 en la página 5 del medio de comunicación que Vd. dirige, cuyo titular ha sido *"MAPFRE presentó datos erróneos de la rentabilidad de sus líneas de negocio"*, con el mismo tratamiento del texto que se rectifica, sin apostilla ni comentario alguno. Todo ello sin perjuicio de la reserva que expresamente hacemos del ejercicio de cualesquiera otras acciones que en Derecho nos pudieran corresponder.

No existe error alguno en la documentación contable presentada a la CNMV, ni en la información sobre la rentabilidad de las líneas de negocio de MAPFRE, ni en la relativa a la fórmula de cálculo del ROE, perfectamente aplicable tanto al consolidado como a cada una de las líneas de negocio individualmente consideradas. Por tanto, no es correcta la interpretación que hace su medio de comunicación, que no ha considerado oportuno contrastar la información con la entidad emisora.

No es correcto considerar las cifras del "Consolidado MAPFRE, S.A" como sumatorio de las correspondientes a las Unidades, cuando no hay ningún elemento de la información analizada que así lo indique. Las cifras de ROE de cada una de las Unidades es exacta y la del Consolidado también. Esta última no coincide con el sumatorio -ni lo pretende, ni tampoco así lo indica- porque, como cualquier experto en consolidación conoce, la suma "agregada" de las partes no tiene por qué coincidir con la cifra consolidada, toda vez que ésta incorpora los ajustes y eliminaciones propios del proceso de consolidación, entre los que se encuentra la del importe correspondiente a los socios externos en los fondos propios y resultados de las sociedades que componen el grupo.

Ctra. de Pozuelo, 52 - 28220 Majadahonda (Madrid) España
T (+34) 915 81 10 68 / (+34) 915 81 10 41 - F (+34) 915 81 10 41 - jmgonzalezporro@mapfre.com

Es equivocado confundir dos cifras de fondos propios que, por definición, deben ser diferentes, al tratarse una de ellas, tal como se explica con absoluta claridad en la documentación presentada a la Comisión Nacional del Mercado de Valores, del importe de los FONDOS PROPIOS MEDIOS (2.261,8 millones de euros), que es el que se utiliza técnicamente para determinar el ROE, frente a la otra (2.340 millones de euros), que recoge los fondos propios del balance al final del ejercicio.

No es acertado imputar como error inexplicable la diferencia de resultados entre MAPFRE América (83,8 millones de euros) y la Unidad América (93 millones de euros) cuando es algo tan fácil de explicar como que la Unidad América incluye MAPFRE América y MAPFRE América Vida, sociedad ésta no incluida en el perímetro de consolidación de MAPFRE S.A. a 31 de diciembre de 2006, pero que forma parte de los negocios aportados en la ampliación de capital ya realizada, y cuyo beneficio neto ascendió a dicha fecha a 9,2 millones de euros.

La información pública de MAPFRE, además de basarse en cuentas auditadas, se ajusta estrictamente a la realidad y a la legalidad vigente, está preparada para resistir el riguroso análisis al que la someten multitud de expertos nacionales e internacionales capaces de advertir cualquier inconsistencia y, consecuentemente, no contiene errores. No puede decirse lo mismo del texto publicado en su diario, cuyas líneas informativa y editorial, evidentemente sesgadas y ajenas a la realidad en lo que respecta a nuestra entidad, resultan inaceptables. La información que contiene carece, desde luego, de veracidad, lo que podría haberse evitado de forma bien sencilla aplicando la habitual diligencia periodística para confirmar hechos y circunstancias.

Nuestra autoexigencia de exquisito respeto a los medios de comunicación nos ha aconsejado hasta la fecha no iniciar ninguna actuación que pudiese ni remotamente interpretarse como limitativa de la libertad de expresión. Máxime cuando la Comisión Nacional del Mercado de Valores ha tenido ya ocasión de pronunciarse sobre la corrección y conformidad a la legalidad formal y prácticas internacionales de la actuación de MAPFRE en esta materia. Sólo cuando entendemos que la información que Vds. difunden es gravemente engañosa, pudiendo inducir a error al público en cuanto a la apreciación que puedan merecer nuestras acciones, cotizadas en Bolsa, nos sentimos obligados, en defensa de la confianza de nuestros accionistas y de cuantos se relacionan con MAPFRE, a ejercer los derechos previstos en la legislación vigente, lo que redundará también sin duda en la calidad de la información que reciban sus lectores.

Atentamente,

RELEVANT FACT

Pursuant to the requirements of article 82 of the Securities Markets Law, notice is hereby given that today the National Commission for the Securities Markets (CNMV) has verified that the requirements for the admission to listing of the ONE THOUSAND AND EIGHTY MILLION EIGHT HUNDRED TWENTY THOUSAND SIX HUNDRED AND THIRTY THREE (1,080,820,633) shares issued in the capital increase approved by the Extraordinary General Meeting of Shareholders held on 29th December 2006 have been met. Furthermore, the Madrid Stock Exchange (Sociedad Rectora de la Bolsa de Madrid) has approved the admission to listing of the shares referred to above, which will commence to trade on the Madrid and Barcelona Stock Exchanges and on the Spanish Stock Market Interconnection System (Continuous Market) tomorrow, 2nd March 2007.

Madrid, 1st March 2007

COMISION NACIONAL DE MERCADO DE VALORES. Pº DE LA CASTELLANA, 19. MADRID

RELEVANT FACT

Pursuant to the requirements of the current regulations, in connection with the news article published today by the daily newspaper "El Pais" relative to an agreement between BBVA and MAPFRE concerning the distribution of motor insurance, this is to confirm that the news is correct, and to add that, while the negotiations are at an advanced stage, no formal agreement has yet been entered into.

Madrid, 5th March 2007

END

COMISION NACIONAL DE MERCADO DE VALORES. Pº DE LA CASTELLANA, 19. MADRID